FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      For period ending September 13, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

    Notification of Transactions of Directors, Persons Discharging Managerial
                       Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned persons arising from the purchase of Ordinary Shares at a price of GBP13.66 per Ordinary Share on 09 September 2005 through the Company's ShareReward Plan ("the Plan") which Mr Heslop, Mr Witty, Mrs Younger and Mr Bondy entered on 5 October 2001:


Mr J S Heslop           Acquisition of 9 Ordinary Shares under the partnership
                        element of the Plan (personal contribution)

                        Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr A P Witty            Acquisition of 9 Ordinary Shares under the partnership
                        element of the Plan (personal contribution)

                        Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)

Mrs J V Younger         Acquisition of 9 Ordinary Shares under the partnership
                        element of the Plan (personal contribution)

                        Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr R Bondy              Acquisition of 9 Ordinary Shares under the partnership
                        element of the Plan (personal contribution)

                        Acquisition of 9 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr Heslop, Mr Witty, Mrs Younger, Mr Bondy and the Company were advised of this information on 12 September 2005.

This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).


S M Bicknell
Company Secretary
13 September 2005



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 13, 2005                                  By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc